SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                _________________

                               AMENDMENT NO. 2 TO
                           STATEMENT ON SCHEDULE 14D-1

       Amendment to Tender Offer Statement Pursuant To Section 14(d)(1) of
                       the Securities Exchange Act of 1934
                                _________________

                         PUBLIC STORAGE PARTNERS II, LTD.
                            (Name of Subject Company)
                                _________________

                               Public Storage, Inc.
                                 B. Wayne Hughes
                                    (Bidder)
                                _________________

                      Units of Limited Partnership Interest
                         (Title of Class of Securities)
                                _________________

                                      NONE
                      (CUSIP Number of Class of Securities)
                                _________________

                                 DAVID GOLDBERG
                             Storage Equities, Inc.
                      600 North Brand Boulevard, Suite 300
                         Glendale, California 91203-1241
                                 (818) 244-8080
           (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications on Behalf of Bidder)
                                _________________

                                  Introduction

         This statement is an amendment to the Schedule 14D-1 which was filed by Public Storage, Inc. (the "Company") and B. Wayne Hughes ("Hughes") with the Securities and Exchange Commission on August 30, 1995 with respect to the offer by the Company and Hughes to purchase up to 4,450 of the limited partnership units ("Units") in Public Storage Partners II, Ltd., a California limited partnership (the "Partnership") at a net cash price per Unit of $267. Capitalized terms used in this Amendment No. 2 and not otherwise defined shall have the meanings set forth in the Offer to Purchase dated August 30, 1995 and related Letter of Transmittal.

         The Offer to Purchase expired on October 18, 1995 at 5:00 p.m., New York City time. At the expiration of the Offer, 3,864 Units (representing approximately 39.1% of the outstanding Units) had been tendered pursuant to the Offer.

   Item 6.     Interest in Securities of the Subject Company.

         Items 6(a) and (b) are hereby amended as follows:

         On October 18, 1995, the Company accepted for payment the first 3,000 Units and Hughes accepted for payment the balance of 864 Units that had been validly tendered and not withdrawn pursuant to their Offer. The Company and Hughes have instructed the Depository to pay for such Units in accordance with the procedures set forth in their Offer to Purchase.


                                    SIGNATURE

               After due inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


   Dated:  October 19, 1995               PUBLIC STORAGE, INC.


                                          By: /S/ B. WAYNE HUGHES
                                              --------------------
                                              B. Wayne Hughes
                                              President


                                          /S/ B. WAYNE HUGHES
                                          ------------------------
                                          B. Wayne Hughes